UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9/A
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)


                  EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                            (Name of Subject Company)

                                ----------------

                  EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                ----------------

                                  000267911105
                      (CUSIP Number of Class of Securities)

                              FRANK J. AQUINO, ESQ.
                  Vice President, General Counsel and Secretary
                  EA Engineering, Science, and Technology, Inc.
                              11019 McCormick Road
                           Hunt Valley, Maryland 21031

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



This Amendment No. 2 (this "Amendment") amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed on August 1, 2001 by EA Engineering, Science, and Technology, Inc., a Delaware Corporation (the "Company"), and relates to the offer by EA Engineering Acquisition Corporation, (the "Purchaser"), a Delaware corporation and a direct wholly owned subsidiary of EA Engineering Holdings, LLC (the "Parent"), a Delaware limited liability company, to purchase all of the issued and outstanding shares of the Company's Common Stock at a price of $1.60 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were previously filed with the SEC, along with the Schedule TO (and any amendments thereto), as Exhibits (a)(1) and (a)(2), respectively. This Amendment is being filed by the Company.

Except as otherwise indicated, the information set forth in the original
Schedule 14D-9 remains unchanged.

Item 8. - Additional Information is hereby supplemented and amended to include the following information:

                  The Information Statement pursuant to Section 14(f) of the Securities Exchange Act and Rule 14f-1 thereunder, attached hereto as Annex B, is being furnished to the Company's stockholders of EA in connection with the possible designation by EA Holdings, pursuant to the Merger Agreement, of certain individuals to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders, and is incorporated herein by reference.


SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         EA Engineering, Science, and
                                         Technology, Inc.

                                          /s/ Frank J. Aquino
                                      By: ------------------------------------
                                          Frank J. Aquino
                                          Vice President, General Counsel and
                                          Secretary

                  EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                              11019 McCormick Road
                           Hunt Valley, Maryland 21031
                                 (410) 584-7000


                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14(F) THEREUNDER

 NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION
                        WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.

                                     GENERAL

         This Information Statement, which is being mailed on or about August 31, 2001, to the holders of shares of the common stock, par value $0.01 per share (the "Common Stock"), of EA Engineering, Science, and Technology, Inc., a Delaware corporation (the "Company") is being furnished in connection with the possible election of persons designated by EA Engineering Holdings, LLC, a Delaware limited liability company ("EA Holdings"), to at least a majority of the seats on the Board of Directors of the Company (the "Board").

         Pursuant to an Agreement and Plan of Merger dated July 24, 2001 (the "Merger Agreement"), by and among the Company, EA Holdings and EA Engineering Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of EA Holdings ("EA Acquisition"), and subject to the conditions set forth therein, EA Acquisition has made a tender offer to purchase all of the shares of Common Stock of the Company at a price per share of $1.60 net to the seller in cash without interest (the "Purchase Price") upon the terms and subject to the conditions in EA Acquisition's Offer to Purchase dated August 1, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Following the consummation of the Offer, EA Acquisition will be merged with and into the Company (the "Merger"), and following the Merger, the separate corporate existence of EA Acquisition shall cease and the Company shall continue as the surviving corporation. As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of EA Holdings. The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 which was filed by the Company with the Securities and Exchange Commission ("SEC") on August 1, 2001 (the "Schedule 14D-9") as well as in the Schedule TO, as it may be amended from time to time, which was filed on behalf of EA Acquisition, EA Holdings, The Louis Berger Group, Inc., a New Jersey corporation ("Berger"), Ecolair LLLP, a Maryland limited liability limited partnership ("Ecolair"), Loren D. Jensen, Ph.D. ("Jensen"), the Melanie Ann Jensen Irrevocable Trust, the Allison Ann Jensen Irrevocable Trust and the Aaron Keith Jensen Irrevocable Trusts (collectively, the "Jensen Family Trusts") with the SEC on August 1, 2001 (the "Schedule TO"). The Schedule 14D-9, the Offer to Purchase and the Letter of Transmittal were mailed to all persons who were holders of record of shares of Common Stock on July 24, 2001.

     Pursuant to the Stock Voting, Non-Tender and Contribution Agreement, dated July 24, 2001 (the "Stock Voting and Non-Tender Agreement"), by and among Jensen, the Jensen Family Trusts, Berger, EA Acquisition, EA Holdings and Ecolair, Jensen and the Jensen Family Trusts have agreed not to tender their shares of Common Stock in the Offer, to contribute their shares to EA Holdings after the expiration of the Offer and immediately prior to the purchase of the shares properly tendered and not withdrawn pursuant to the Offer, to vote their shares in favor of the Merger Agreement and the transactions contemplated thereby if stockholder approval is required and to vote against any competing offer. Immediately prior to the purchase of the shares validly tendered and not withdrawn pursuant to the Offer, Jensen will contribute 1,552,978 shares of Common Stock to EA Holdings and the Jensen Family Trusts will each contribute 234,000 shares of Common Stock to EA Holdings in exchange for equity interests in EA Holdings. Upon the contribution of the shares of Common Stock to EA Holdings, Jensen, the Jensen Family Trusts, Ecolair LLLP, and Berger will own 26.6%, 12.0%, 12.4% and 49.0%, respectively, of the equity interests of EA Holdings.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, EA Acquisition commenced the Offer on August 1, 2001. The Offer is currently scheduled to expire at 5:00 p.m., New York City Time, on Thursday, August 30, 2001, unless the Offer is extended.

                 DESCRIPTION OF VOTING SECURITIES OF THE COMPANY

     The Common Stock is the only class of equity securities of the Company outstanding. Each share of Common Stock is entitled to one vote at a meeting of stockholders of the Company. As of the close of business on August 29, 2001, there were 5,845,652 shares of Common Stock outstanding.

                   RIGHTS TO ELECT DIRECTORS; PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon consummation of the Offer, EA Acquisition shall be entitled to designate such number of directors (the "Parent Designees"), rounded up to the next whole number, of the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this provision) multiplied by the percentage that the number of shares of Common Stock beneficially owned by EA Acquisition, EA Holdings or their affiliates at such time bears to the total number of shares of Common Stock then outstanding. The Merger Agreement requires the Company to take all action requested by EA Holdings which is reasonably necessary to effect any such election of the Parent Designees to the Board, including, without limitation, increasing the size of the Board and/or using its reasonable best efforts to secure the resignation of directors.

     EA Acquisition has advised the Company that, upon consummation of the Offer, it intends to elect to the Board the following persons, whose name, age, present principal occupation or employment and five-year employment history are set forth below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. Each of the following individuals is a citizen of the United States. None of the Parent Designees currently is a director of, or holds any positions with, the Company with the exception of Loren D. Jensen who is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company and George O'Brien who is a Senior Vice President of the Company. EA Acquisition has advised the Company that, to the best of EA Acquisition's knowledge, except as set forth herein, none of the Parent Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to the transactions and relationships that have been described in the Schedule TO or the Schedule 14D-9. Except as disclosed below, to the best of EA Acquisition's knowledge, none of the Parent Designees beneficially owns any securities (or any rights to acquire such securities) of the Company. It is expected that the Parent Designees may assume office at any time following the purchase by EA Acquisition of any shares of Common Stock pursuant to the Offer, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board. It is expected that the current directors of the Company, other than Loren D. Jensen, will resign.

Name and Address                         Current Principal Occupation and Five Year Employment History
----------------                         -------------------------------------------------------------
Leon A. Marantz, Esq.                    Mr. Marantz, age 84, has served as Director, General Counsel and
c/o The Louis Berger Group, Inc.         Chairman of the Finance Committee of The Louis Berger Group, Inc.
100 Halsted Street                       since 1980; Director of EA Acquisition Corporation since July 2001.
East Orange, NJ 07018






George D. O'Brien, Ph.D.                 Dr. O'Brien, age 63, has served as Senior Vice President and
c/o EA Engineering, Science, and         Director of the Federal Business Program of EA Engineering,
Technology, Inc.                         Science, and Technology, Inc. since February 2000; Formerly Senior
11019 McCormick Road                     Vice President Program Director, Federal Programs of Dames & Moore
Hunt Valley, MD 21031                    Group from December 1997 to February 2000; Formerly a Senior
                                         Executive Officer of ICF Kaiser from June 1989 to November 1997.

Larry Walker                             Mr. Walker, age 48, has served as a Senior Vice President since 1999
c/o The Louis Berger Group, Inc.         and has been a Vice President since 1992 of The Louis Berger Group, Inc.
100 Halsted Street
East Orange, NJ 07018

         None of the persons listed above has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         Neither EA Holdings, EA Acquisition, Ecolair nor Berger own any shares of Common Stock of the Company as of the date hereof, but pursuant to the Stock Voting and Non-Tender Agreement, each of Jensen, the Jensen Family Trusts, Ecolair, Berger, EA Holdings and EA Acquisition may be deemed to beneficially own all of the shares of Common Stock that are to be contributed to EA Holdings by Jensen and the Jensen Family Trusts.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table shows, as of August 1, 2001, the beneficial ownership of the Company's Common Stock by each nominee and director, the executive officers of the Company, by all directors and executive officers as a group and by each person known by the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding shares of Common Stock.

                                                  Shares Beneficially
        Name and Address of                        Owned Directly or          Percent of
         Beneficial Owner                           Indirectly (1)           Common Stock
------------------------------------------------ ---------------------- -----------------------
Loren D. Jensen, Ph.D. (2)                             2,254,978                38.6%
Edmund J. Cashman, Jr. (3)                              58,375                    *
Rudolph P. Lamone, Ph.D (3)                             15,298                    *
Cleaveland D. Miller, Esq. (3)                          15,625                    *
George O'Brien, Ph.D. (4)                               20,000                    *
All executive officers and directors as a              2,344,276                39.8%
group (4 individuals) (2)(3)

     *Less than 1%

(1) Based upon information supplied by each director and executive officer.

(2) Source: Schedule 13D filed with the SEC on August 1, 2001 on behalf of Jensen, the Jensen Family Trusts, Ecolair LLLP, Berger, EA Holdings and EA Acquisition. Pursuant to the Stock Voting and Non-Tender Agreement, each of Jensen, the Jensen Family Trusts, Ecolair LLLP, Berger, EA Holdings and EA Acquisition may be deemed to beneficially own all of the shares of Common Stock that are to be contributed to EA Holdings by Jensen and the Jensen Family Trusts. The Schedule 13D notes that Jensen beneficially owns 1,552,978 shares of Common Stock of the Company and that he may be deemed to beneficially own the aggregate amount of shares of Common Stock subject to the Stock Voting and Non-Tender Agreement.

(3) Includes shares of Common Stock subject to presently exercisable options of 13,500, 13,500, and 14,500 for Messrs. Cashman, Lamone and Miller, respectively.

(4) Includes 20,000 shares of Common Stock subject to presently exercisable options.


             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors file reports with the SEC regarding ownership of the Common Stock and furnish the Company with copies of all such filings. Based on a review of these filings, the Company believes that all such filings were timely made.

                            DIRECTORS OF THE COMPANY

      The Company's Board of Directors consists of four members, each serves a one-year term and until his successor is duly elected and qualified.

                        Name of Director, Age and Background                              Director Since
----------------------------------------------------------------------------------        --------------
Edmund J. Cashman, Jr., age 64, Senior Executive Vice President of Legg Mason Inc.             1986
and Legg Mason Wood Walker, Inc.; Director/Trustee, Various Legg Mason Registered
Investment Companies

Loren D. Jensen, Ph.D., age 64, President, Chief Executive Officer and Chairman of             1973
the Board of Directors of the Company

Rudolph P. Lamone, Ph.D., age 69, Chairman of the Board, Michael D. Dingman Center             1986
for Entrepreneurship, Robert H. Smith School of Business, University of Maryland

Cleaveland D. Miller, Esq., age 62, Managing Partner, Semmes, Bowen & Semmes, a                1997
Professional Corporation

      There are no family relationships among any of the directors or executive officers of the Company.

Organization

    The Board held eight meetings during the fiscal year ended August 31, 2000. Each incumbent director attended at least 75% of the meetings of the Board and of its committees of which he was a member. The Company has an Audit Committee, a Compensation Committee and an Ethics Committee, but does not have a Nominating Committee.

    The Audit Committee of the Board, composed of Messrs. Miller (Chairman), Cashman, and Lamone, met five times during the fiscal year ended August 31, 2000. The Audit Committee reviews with PricewaterhouseCoopers, LLP, the Company's independent auditors, the audit plan and the internal accounting controls for the Company and its subsidiaries, as well as the Company's consolidated financial statements and management letter. It also recommends to the Board the selection of independent auditors for the Company.

    The Compensation Committee of the Board, composed of Messrs. Miller (Chairman), Cashman, and Lamone, met once during the fiscal year ended August 31, 2000. This committee periodically reviews the Company's management compensation program and reports its actions or recommendations to the Board. The Compensation Committee also approves the general salary scale for employees of the Company. The Compensation Committee is also authorized to grant options under the Company's Amended and Restated Stock Option Plan and to make phantom stock awards under the Company's 1999 Long-Term Incentive Plan.

    The Ethics Committee of the Board, created in fiscal 1998, is composed of Messrs. Miller (Chairman), Cashman, and Lamone. This committee, established to oversee enforcement of the Company's Code of Business Ethics and Practices, did not meet in separate session in fiscal 2000.

Director Compensation

    Effective March 31, 1998, each non-employee director of the Company received a fee of $1,500 for each meeting of the Board which he attended. In addition, each non-employee director received $1,500 for attendance at each meeting of any committee of the Board not held on the day of a Board meeting.

    In addition to such fees, pursuant to the Company's 1993 Non-Employee Director Stock Option Plan, each director who is newly elected to the Board and who, at that time, is not an employee of the Company is granted options to purchase 4,000 shares of Common Stock when he or she becomes a director. Also, under the Company's 1995 Non-Employee Director Stock Option Plan, per approval at the January 14, 1999 meeting of Company stockholders, each non-employee director is granted options to purchase 4,750 shares of Common Stock as of the date of each annual meeting of stockholders at which such director is reelected. Prior to this approval, 1,000 shares of Common Stock were awarded to each non-employee director as of the date of each annual meeting of stockholders at which such director is reelected. All such options have an exercise price equal to the market price of the Common Stock on the date of grant and vest immediately upon grant.

    For the fiscal year ended August 31, 2000, Messrs. Cashman, Lamone and Miller received cash compensation in the amounts of $12,000, $12,000 and $15,000, respectively, for service on the Board and the committees on which each served.

         REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION
                              FOR FISCAL YEAR 2000

     The Compensation Committee of the Board is composed of the three non-employee directors. The Compensation Committee has the authority to set the level of compensation for the Chairman of the Board, President and Chief Executive Officer and other executive officers; to administer the Company's plans and policies relating to executive compensation; and to administer the Company's stock plans.

     The Compensation Committee believes that executive compensation should (1) be evaluated with a view to motivating individual and Company performance; (2) align the interests of executives with the long-term interests of the Company's stockholders; and (3) be competitive with similar positions and levels of responsibilities of other comparable companies. The total compensation package should attract, retain, reward and motivate key executives to achieve desired Company performance and to enhance stockholder value.

     The Compensation Committee seeks to realize these objectives both by the use of short-term incentives in the form of base salary and incentive compensation - and long-term incentives in the form of stock option grants and the Long-Term Incentive Plan.

Base Salary

     Salaries of executive officers are initially based on experience and competitive conditions. Salaries are reviewed annually and adjusted to reflect the performance of the executive and by considering salaries for comparable positions in other companies. In fiscal 2000, the base salary of Loren D. Jensen, the Company's President and Chief Executive Officer increased from $225,000 to $250,000. In fiscal 2000, the base salary of Barbara L. Posner, the Company's Chief Operating Officer and its Chief Financial Officer, was increased from $185,000 to $195,000. The Compensation Committee also approved a bonus payment, made to Ms. Posner in fiscal 2000, in the amount of $40,000 related to performance in fiscal 1999. Ms. Posner's employment with the Company terminated on July 27, 2001.

Incentive Compensation

     Also in fiscal year 2000, the Compensation Committee approved payment of performance-based incentive compensation to certain of the Company's corporate staff, branch managers, and project managers in line with their performance on behalf of the Company during fiscal 1999.

Long-Term Incentives

     In administering the Company's stock option plans, the Compensation Committee determines the amount and terms of stock option grants to be made to the Company's executive officers. Stock options granted are usually nonqualified stock options, exercisable at a price equal to the fair market value of the underlying stock on the date of grant, and vest over three or four years in order to provide an added incentive for key individuals to remain with the Company.

     During fiscal 2000, the Company did not grant stock options to any executive officer. The Company did grant stock options to certain other employees, believing it is desirable to provide key employees with long-term incentives tied to the Company's performance and stockholder value.

     In determining the number of options to grant, the Compensation Committee bases its decision on the performance of the individual employee and the employee's potential to improve stockholder value. Typically, options do not immediately vest at the time they are granted. Vesting occurs at equal installments over a three-year period.

     The Company, as previously disclosed, adopted the 1999 Long-Term Incentive Plan at its regularly scheduled meeting on September 29, 1998. This Plan, as approved by the stockholders at the annual meeting held on January 14, 1999, gives the Compensation Committee the authority to issue phantom stock awards to executive officers and other key employees tied to the fair market value of the Company's Common Stock. No awards have been made under this Plan.


                                            The Compensation Committee,

                                            Cleaveland D. Miller, Chairman
                                            Edmund J. Cashman, Jr.
                                            Rudolph P. Lamone


Compensation Committee Interlocks and Insider Participation

     All non-employee members of the Board serve on the Compensation Committee of the Board and except as otherwise described in Certain Relationships and Related Transactions, set forth below, there are no affiliations between the Company and the members of the Compensation Committee. No member of the Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions With Management and Others

    The Company leases approximately 43,700 square feet of office space, which serves as its corporate head-quarters, in Hunt Valley, Maryland from Merrymack Limited Partnership, a Maryland limited partnership of which Loren D. Jensen is the limited partner and Ecolair is the general partner. Of the 43,700 square feet, the Company sublets 4,200 square feet to other tenants. The prime lease expires December 31, 2006. For the year ended August 31, 2000, total payments under the lease (including pass-through taxes and operating expenses) were $883,900.

    The Company also leases approximately 32,400 square feet of office space in Sparks, Maryland from Ecolair. The lease expires November 30, 2007. For the year ended August 31, 2000, total payments under the lease (including pass-through taxes and operating expenses) were $611,800.

Certain Business Relationships

     Legg Mason Wood Walker, Inc., with which Edmund J. Cashman is affiliated, provides investment advisory services to the Company.

    Semmes, Bowen & Semmes ("Semmes"), of which Cleaveland D. Miller is managing partner, provided legal services to the Company during fiscal 2000. The firm's billings to the Company in fiscal 2000 were less than $60,000, however, the Director's fees paid to Mr. Miller, plus fees paid to Semmes, totaled $73,300 in the fiscal year ended August 31, 2000.

    Management of the Company believes that the terms and conditions of the transactions between the Company and entities with which certain of its directors are affiliated were on terms and conditions at least as favorable to the Company as could have been obtained from third parties and were in the best interests of the Company.



               REPORT OF THE AUDIT COMMITTEE FOR FISCAL YEAR 2000


         The Audit Committee of the Board, as currently organized, is composed of three non-employee directors. All members of the Audit Committee are considered independent directors, as defined in Rule 4200 of the National Association of Securities Dealers' listing standards. The Audit Committee is charged with reviewing the Company's financial reporting process, system of internal control, internal and external audit processes, and the Company's process for monitoring compliance with laws and regulations, all as described in the Audit Committee Charter which was formally adopted by the Board effective June 1, 2000, a copy of which is attached as Exhibit A to this report.

         For the fiscal year ended August 31, 2000, the Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee has discussed with the independent auditors the matters required to be discussed by SAS 61, Communication with Audit Committees. The Audit Committee has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as may be modified or supplemented, and has discussed with the independent accountant the independent accountant's independence with them.

         Based on the review and discussions referred to above, and in reliance on Section 141 of the Delaware General Corporation Law, the members of the Audit Committee recommended to the Board that the audited financial statements for the Company's fiscal year ended August 31, 2000 be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.


                                          The Audit Committee,

                                          Cleaveland D. Miller, Chairman
                                          Edmund J. Cashman, Jr.
                                          Rudolph P. Lamone


                        EXECUTIVE OFFICERS OF THE COMPANY

     Executive Officers of the Company are elected annually and serve at the discretion of the Board. As of August 1, 2001, the sole executive officer of the Company is Loren D. Jensen, Ph.D., as to whom information is provided above under Directors of the Company.

                         EXECUTIVE OFFICER COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning executive compensation for services during each of the Company's last three fiscal years to (i) those persons serving as Chief Executive Officer of the Company during the fiscal year ended August 31, 2000; and (ii) those persons who were among the four most highly compensated executive officers who were serving as executive officers at August 31, 2000. Other than as set forth below, there were no other persons whose compensation is required to be disclosed pursuant to the rules and regulations of the SEC. Other than as set forth below, the named executive officers received no other compensation during the fiscal year ended August 31, 2000.


------------------------------ -------- ----------------------------------------- ------------------------ ---------------

                                                     Annual Compensation                 Long-Term
                                                                                    Compensation Awards
                                        ----------------------------------------- ------------------------
                                                                                   Restricted                 All Other
                                                                    Other Annual     Stock       Option    Compensation(1)
     Name and Principal          Year      Salary       Bonus       Compensation     Awards      Shares          ($)
      Position in 2000                      ($)          ($)            ($)           (#)          (#)
------------------------------ -------- ------------ ------------ --------------- ----------- ------------ ---------------
Loren D. Jensen, Ph.D.            2000      240,384      -0-           -0-           -0-          -0-              4,986
Chairman of the Board,            1999      233,600      -0-           -0-           -0-          -0-              9,264
President and Chief               1998      282,000      -0-           -0-           -0-          -0-              4,750
Executive Officer
------------------------------ -------- ------------ ------------ --------------- ----------- ------------ ---------------
Barbara L. Posner(2)              2000      191,154       40,000       -0-           -0-          -0-              5,031
Senior Vice President, Chief      1999      171,154      -0-           -0-           -0-           65,000          4,858
Financial Officer and Chief       1998      145,000      -0-           -0-           -0-           25,000          3,052
Operating Officer
------------------------------ -------- ------------ ------------ --------------- ----------- ------------ ---------------

(1) Includes the Company's matching contributions under its 401(k) Employees Savings Plan.
(2) Barbara L. Posner separated from the Company effective July 27, 2001.

                     STOCK-BASED INCENTIVE COMPENSATION PLAN
                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

   The Company did not make any Options/Stock Appreciation Rights ("SAR") grants to any of its named executive officers in the fiscal year ended August 31, 2000.

   The following table sets forth certain information regarding option exercises during the fiscal year ended August 31, 2000, as well as the number and value, as of August 31, 2000, of unexercised options held by the named executive officers.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION/SAR VALUES

----------------------- --------------- -------------- --------------------------------- --------------------------------
                                                             Number of Securities             Value of Unexercised
                                                            Underlying Unexercised                in-the-Money
                                                               Options/SARs at                   Options/SARs at
                                                               Fiscal Year-End                 Fiscal Year-End(1)
                                                                     (#)                               ($)
----------------------- --------------- -------------- -------------- ------------------ -------------- -----------------
                            Shares
                         Acquired on        Value
         Name            Exercise (#)   Realized ($)    Exercisable     Unexercisable     Exercisable    Unexercisable
----------------------- --------------- -------------- -------------- ------------------ -------------- -----------------
Loren D. Jensen               --             --             --               --               --               --
----------------------- --------------- -------------- -------------- ------------------ -------------- -----------------
----------------------- --------------- -------------- -------------- ------------------ -------------- -----------------
Barbara L. Posner             --             --           51,667           48,333             --               --
----------------------- --------------- -------------- -------------- ------------------ -------------- -----------------

(1) Based on a closing NASDAQ price of $0.875 per share of Common Stock on August 31, 2000. Values are calculated by subtracting the exercise price from the fair market value of the stock as of the fiscal year end.

            Employment Agreements and Change-in-Control Arrangements

      In March, 1999, the Company entered into a Change of Control Agreement with Barbara L. Posner. The Agreement provides that if, within thirty (30) days after a Change of Control (as defined in the Change of Control Agreement), Ms. Posner terminates her employment she is entitled to receive a lump sum payment equal to two times her annual salary (presently $195,000 per year) plus company provided benefits for 24 months from the date of termination. She will also receive ownership of the vehicle, computer and fax machine currently provided to her by the Company. The Agreement also provides that if Ms. Posner's employment is terminated by the Company without cause, Ms. Posner will continue to receive her salary plus benefits for a period of 18 months from the date of termination of employment. On July 27, 2001, Ms. Posner resigned from the Company. Payments have been made to her in accordance with the Agreement.

                                PERFORMANCE GRAPH

     The following graph compares the performance of the Common Stock to the index of the NASDAQ National Market Exchange and a self-defined peer group index. The graph and the following table show the Company's last five fiscal years.


                                                 [GRAPH OMITTED]


                                                                CUMULATIVE TOTAL RETURN (1)
                                            ----------------------------------------------------------------------

                                               8/95       8/96        8/97        8/98       8/99        8/00
                                               ----       ----        ----        ----       ----        ----
EA ENGINEERING, SCIENCE, AND TECHNOLOGY,      100.00      52.50       40.00       33.75      20.62       17.50
     INC.
NASDAQ STOCK MARKET (U.S.)                    100.00     112.78      157.32      148.65     276.19      421.95
PEER GROUP (2)                                100.00      86.85      102.15      107.73     122.68      202.96


(1) Assumes that $100 was invested on August 31, 1995 at the closing sales price of the Common Stock and of the stocks in each index, and that all dividends, if any, were reinvested. Returns are measured through the last trading day of each of the Company's fiscal years. No cash dividends have been declared on the Common Stock.
(2) Companies included in the peer group index are Ecology & Environment, Inc., GZA Geoenvironmental Tech, Inc., TRC Companies, Inc., Tetra Tech, Inc., and Versar, Inc. The peer group utilized in constructing the above graph consists of the same companies as used by the Company in preparing the performance graphs last year with the exception that the securities of Harding-Lawson Associates, Inc., ICF Kaiser International, Inc., and Roy F. Weston, Inc., included in last year's graph, are no longer publicly traded, and are no longer included as part of the Peer Group.